September 5, 2018

VIA EDGAR

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:     United Continental Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 22, 2018
Form 10-Q for Fiscal Quarter Ended March 31, 2018
Filed April 18, 2018
File No. 001-06033

Dear Mr. Shenk:

This letter is in response to the comment letter of the staff (the "Staff") of the United States Securities and Exchange Commission dated August 24, 2018 (the "Comment Letter"), concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2017 of United Continental Holdings, Inc. ("UAL") and United Airlines, Inc. ("United," and together with UAL, the "Company") and the Form 10-Q for the quarterly period ended March 31, 2018 of UAL and United ("the Form 10-Q"). For your convenience, the text of each comment contained in the Comment Letter is included below in bold, with the Company's response to the comment set forth immediately thereafter.

Form 10-Q for Quarterly Period Ended March 31, 2018
Note 2 - Revenue
Co-Brand Agreement, page 17

1.
We note from your response letter dated July 23, 2018 that you received a one-time payment related to a provision of your co-brand agreement, and that you allocated this type of revenue across your performance obligations. You then describe how you defer this revenue allocated to MileagePlus award miles, but recognize up front revenue allocated to the other three performance obligation categories. Please revise this disclosure to include a policy disclosure related to this type of payment.

Response: We respectfully acknowledge the Staff's comment and will revise our disclosure in future filings, beginning with the Form 10-Q for the quarterly period ended September 30, 2018 of UAL and United, to include the following: "We account for all the payments received (including monthly and one-time payments) under the co-brand agreement by allocating them to the separately identifiable performance obligations." Additionally, we will revise our disclosure in the future to clarify when the marketing performance obligation is recognized as revenue as follows: "United’s marketing performance obligation is to provide Chase access to its customer list and the use of its brand. Marketing revenue is recorded in other operating revenue as miles are delivered to Chase."

U.S. Securities and Exchange Commission September 5, 2018 Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Operating Revenue, page 28

2.
On page 17 of this Form 10-Q, you indicate that under ASC 606, you identified four separately identifiable performance obligation categories in your co-brand agreement with Chase Bank, and determined revenue recognition patterns based on satisfaction of those performance obligations. We note that travel-related revenue, such as revenue from MileagePlus miles awarded, bag fees, and seat upgrades is deferred and recognized in passenger revenue at the time of travel. In contrast, advertising, lounge pass revenue, and marketing revenue is recorded in other operating revenue based on various factors, such as when the lounge pass is used, or customer use pattern of the credit card over the term of the co-brand agreement. Your response to comment 2 in your letter dated July 23, 2018 indicates the $50 million relates to a cash payment received under a provision of the co-brand agreement and, similar to other consideration received under the co-brand agreement, you allocated the payment across the performance obligations identified in the co-brand agreement based on fixed percentages. The amounts related to MileagePlus miles awarded were deferred, while the $50 million allocated to marketing, advertising, and certain other travel related benefits was recognized on receipt. This recognition pattern appears to be consistent with the policy set forth in your Form 10-K, prior to adoption of ASC 606. Please tell us why you believe your recognition pattern in the first quarter complies with your recognition policy for such revenue under ASC 606.

Response: The Company received a one-time payment under the co-brand agreement in the first quarter of 2018. The portion of that payment that related to the marketing, advertising and certain travel related benefits performance obligations was approximately $50 million. As described in the Revenue footnote on page 17 of the Form 10-Q, and in accordance with ASC 606, we allocate proceeds from the co-brand agreement to each performance obligation, and, in the case of the marketing performance obligation, we recognize revenue based on the use of the credit card (which we will clarify in future filings is when miles are delivered to Chase which had occurred by the time this cash payment was received). The performance obligation for the advertising and other travel related benefits were also complete as of the date of the receipt of this payment. This recognition is the same as the accounting used prior to the adoption of ASC 606.

Please do not hesitate to contact me at (872) 825-3077 if you have any questions or would like to discuss any of the information addressed in this letter.

Sincerely,

/s/ Chris Kenny

Chris Kenny
Vice President and Controller

cc:	David Vitale, Chairman, Audit Committee
Oscar Munoz, Chief Executive Officer
Gerry Laderman, Executive Vice President Finance and Chief Financial Officer
Brett J. Hart, Executive Vice President, Chief Administrative Officer and General Counsel
Darren J. Ludwig, Partner, Ernst & Young LLP
Douglas Urbanciz, Partner, Ernst & Young LLP